Exhibit 99.3

Certain identified information marked with “[***]” has been omitted from this document because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.

BUSINESS COOPERATION AGREEMENT

Between

HUBEI XINGJI MEIZU GROUP CO., LTD.

And

POLESTAR AUTOMOTIVE (SINGAPORE) DISTRIBUTION PTE. LTD.

湖北星纪魅族集团有限公司

与

POLESTAR AUTOMOTIVE (SINGAPORE) DISTRIBUTION PTE. LTD.

之

业务合作协议

This Business Cooperation Agreement (the “Agreement”) is entered into on June 19, 2023 (“Execution Date”) by and between,

本业务合作协议(“本协议”)由以下双方于     年     月    日(“签署日”)签订：

(1)

Hubei Xingji Meizu Group Co., Ltd. (previously known as Hubei Yuan Times Technology Co., Ltd.), a limited liability company registered in the PRC (unified social credit code: 91420100MA7GYPTU8A), incorporated and existing under the laws of the PRC, having its registered office at No.B1345, Chuanggu Start-up Zone, Prince Lake Culture and Digital Creative Industry Park, No.18 Shenlong Avenue, Wuhan Economic and Technological Development Zone(“Xingji Meizu”); and

湖北星纪魅族集团有限公司 (曾用名：湖北元时代科技有限公司 )，一家在中国注册的有限责任公司(统一社会信用代码：91420100MA7GYPTU8A) ，根据中国法律组建并存续，其注册地址为武汉经济技术开发区神龙大道 18号太子湖文化数字创意产业园创谷启动区 B1345号(“星纪魅族”)；及

(2)

Polestar Automotive (Singapore) Distribution Pte. Ltd., a limited liability company registered in Singapore (unique entity number: 202118658Z), incorporated and existing under the laws of Singapore, having its registered address at 9 Straits View # 06-07, Marina One West Tower, Singapore 018937 (“Polestar”).

Polestar Automotive (Singapore) Distribution Pte. Ltd.，一家在新加坡注册的有限责任公司(唯一实体编号：202118658Z)，根据新加坡法律组建并存续，其注册地址为 9 Straits View#06-07, Marina One West Tower, Singapore 018937 (“极星”)。

Xingji Meizu and Polestar are hereinafter referred to individually as a “Party”, collectively as the “Parties”.

星纪魅族和极星以下单称“一方”，合称“双方”。

WHEREAS

鉴于：

A.

Xingji Meizu, Polestar and Polestar Automotive (Singapore) Pte. Ltd. (a limited liability company registered in Singapore (unique entity number: 202015415N), entered into a Shareholders Agreement on [*] 2023 (the “Shareholders Agreement”), pursuant to which Xingji Meizu and Polestar agreed to establish a joint venture (the “Company”); and.

星纪魅族、极星和Polestar Automotive (Singapore) Pte. Ltd.( 一家根据新加坡共和国法律注册成立并有效存续的的有限责任公司，唯一实体编号为 202015415N)于2023年 月 日签订了《股东协议》(“股东协议”)，根据股东协议，星纪魅族和极星同意成立一家合资公司 (“公司”)；及

B.	The Parties agreed to enter into this Agreement to govern certain matters related to the business cooperation between the Parties with respect to the Company.

双方同意签订本协议，以规定与双方之间关于公司的业务合作相关的某些事项。

NOW THEREFORE, in consideration of the mutual promises set forth herein, the Parties hereby agree as follows:

因此，以本协议中载明的相互承诺为对价，双方特此达成协议如下：

Section 1.     Definition

定义

1.1	In this Agreement, the following terms (whenever used in capitalized initials) shall, unless otherwise defined in this Agreement, have the meanings ascribed to them below:

在本协议中，除非另有定义，首字母大写的术语应具有以下含义：

(a)	“Agreement” has the meaning set forth in the Preamble;

“本协议”具有前言规定的含义；

(b)	“Asset Purchase Agreement” has the meaning set forth in Section 6.1;

“资产购买协议”具有第6.1款规定的含义；

(c)	“Base Volume Targets” has the meaning set forth in Section 4.1.1(d);

“基础销量目标”具有第4.1.1(d)款规定的含义；

(d)	“Breaching Party” has the meaning set forth in Section 13.1;

“违约方”具有第13.1款规定的含义；

(e)	“China Market Shares” has the meaning set forth in Section 4.1.1(c);

“中国市场比例”具有第4.1.1(c)款规定的含义；

(f)	“Wholesale Agreement” has the meaning set forth in the Section4.1.1(a);

“批发协议”具有第4.1.1(a)款规定的含义；

(g)	“Distribution Agreement” has the meaning set forth in Section 4.1.1(b);

“经销协议”具有第4.1.1(b)款规定的含义；

(h)	“Execution Date” has the meaning set forth in the Preamble;

“签署日”具有前言规定的含义；

(i)	“Existing Products” means [***] sold to customers by the Company;

“现有产品”指由公司向客户销售的[***]；

(j)	“Flyme Auto Software” has the meaning set forth in Section 8.2;

“Flyme Auto软件”具有第8.2款规定的含义；

(k)	“Global Volume Commitments” has the meaning set forth in Section 4.1.1(c);

“全球采购量承诺”具有第4.1.1(c)款规定的含义；

(l)	“High Volume Targets” has the meaning set forth in Section 4.1.1(d);

“高位销量目标”具有第4.1.1(d)款规定的含义；

(m)	“ID Design” means the industrial design of a product, including the design of exterior looks, size, material, texture, colors etc. of a product;

“ID设计”指某一产品的工业设计，包括产品的外观、尺寸、材料、质感、色彩等方面的设计；

(n)	“Mainland China” has the meaning set forth in Section 4.1.3;

“中国大陆”具有第4.1.3款规定的含义；

(o)	“Minimum Purchase Requirements” has the meaning set forth in Section 4.1.1(c);

“最低购买量”具有第4.1.1(c)款规定的含义；

(p)	“New Generation” [***];

“新版本”[***]；

(q)

“New Products” means any [***] and other new generation Polestar Brands vehicles initiated by Polestar and/or other members of Polestar Group (for the avoidance of doubt, excluding the Company) towards global customers with subsequent development and ID Design completed by Polestar and/or other members of Polestar Group, proposed for sale by the Company after its establishment;

“新产品”指任何公司成立后拟销售的[***]和其他新一代由极星和/或极星集团的其他成员 (为免疑义，不包括公司)面向全球客户发起，并由极星和/或极星集团完成后续研发和ID设计的极星品牌汽车；

(r)	“New 2025 Base Volume Target” has the meaning set forth in Section 4.1.1(d);

“2025年新基础销量目标” 具有第4.1.1(d)款规定的含义；

(s)	“Non-breaching Party” has the meaning set forth in Section 13.1;

“非违约方”具有第13.1款规定的含义；

(t)	“PACD” means Polestar Automotive China Distribution Co., Ltd.;

“PACD”系指极星汽车销售有限公司；

(u)	“Polestar Brands” has the meaning set forth in Section 8.1;

“极星品牌”具有第8.1款规定的含义；

(v)	“Polestar Investment Costs” has the meaning set forth in Section 4.1.1(d);

“极星投资成本”具有第4.1.1(d)款规定的含义；

(w)	“Profit Portion” has the meaning set forth in Section 4.1.1(f);

“利润份额”具有第4.1.1(f)款规定的含义；

(x)

“PSNY Products” means any Polestar Brands vehicles initiated by Polestar and/or other members of Polestar Group (for the avoidance of doubt, excluding the Company) towards global customers with subsequent development and ID Design completed by Polestar and/or other members of Polestar Group, including Existing Products and New Products, excluding China Market Products;

“PSNY产品”指由极星和/或极星集团的其他成员 (为免疑义，不包括公司)面向全球客户发起，并由极星和/或极星集团独自完成后续研发和ID设计的极星品牌汽车，包括现有产品和新产品，不包括中国市场产品；

(y)	“Reduced Unit Investment Fee” has the meaning set forth in Section 4.1.1(d);

“降低的单车成本费”具有第4.1.1(d)款规定的含义；

(z)	“Sales Agreement” has the meaning set forth in Section 4.2;

“销售协议”具有第4.2款规定的含义；

(aa)	“Shareholders Agreement” has the meaning set forth in the Preamble;

“股东协议”具有前言规定的含义；

(bb)	“Third Party Claims” has the meaning set forth in Section 13.3;

“第三方权利主张”具有第13.3款规定的含义；

(cc)	“Transition Services” has the meaning set forth in Section 9.1;

“过渡服务”具有第9.1款规定的含义；

(dd)	“Unit Investment Fee” has the meaning set forth in Section 4.1.1(d); and

“单车成本费”具有第4.1.1(d)款规定的含义；以及

(ee)	“Upgrade” [***].

“升级”[***]。

1.2	Unless the context otherwise requires, capitalized terms used but not otherwise defined in this Agreement shall have the meanings given to them in the Shareholders Agreement.

除非上下文另有要求，本协议中使用的但未另行定义的术语应具有股东协议所赋予的含义。

Section 2.     Principal Business of the Company

公司的主要业务

2.1	Principal Business

主营业务

Terms and conditions regarding Principal Business stipulated in Section 4.1 of the Shareholders Agreement shall apply to this Agreement.

股东协议第4.1条中规定的关于主营业务的条款和条件应适用于本协议。

2.2	Transaction Flow

交易流程

Starting from the Execution Date, subject to the Shareholders Agreement and applicable laws and regulations, the Parties shall cooperate in good faith and shall take all necessary actions to ensure that the Company will be operated in accordance with terms and conditions of this Agreement (including without limitation the transaction flow illustrated in Appendix I (Transaction Flow) attached hereof).

自签署日起，在遵守股东协议和适用法律法规的前提下，双方应真诚合作，采取一切必要行动以确保公司按照本协议的条款和条件 (包括但不限于本协议附件一(交易流程) 所示的交易流程)运营。

Section 3.     Definition and Development of Company’s Products

产品的定义和研发

3.1	Chinese Market Products

中国市场产品

Chinese Market Products for sale to Chinese customers shall be first initiated by the Board of the by submitting its proposal to PSNY. PSNY will lead the definition, development and ID Design of such Chinese Market Products. Such Chinese Market Products shall be subject to the Board of the Company and the Board of PSNY having duly approved. [***], during his term of serving as the CEO or a director of the Company, shall have the right to participate in the management of the production supply chains. The plan of definition, design, development and cost (including the cost of OEM arrangements) of the Chinese Market Products shall be subject to [***] and the CEO prior approval before it is duly approved and implemented by PSNY.

中国市场产品应由公司董事会面向中国客户首先提交相关提案而发起， PSNY将牵头中国市场产品的定义、研发和 ID设计。该等中国市场产品应受限于公司和 PSNY董事会的妥为批准。[***]在其担任公司CEO或公司董事的期间有权参与生产供应链的管理。中国市场产品的定义、研发、设计和成本 (包括OEM安排的成本)方案被PSNY正式批准和实施前应分别取得[***]及公司CEO的同意。

3.2	PSNY Products

PSNY产品

Polestar and/or other members of Polestar Group shall be responsible for the development and ID Design of PSNY Products. The Company shall be responsible for the management and sales of PSNY Products in China and obtain the relevant authorization of such products. The CEO of the Company shall be entitled to participate in the meetings regarding the above global product matters at Polestar and/or other member of Polestar Group and Polestar and/or other member of Polestar Group shall ensure that a notice of such meeting are sent to the CEO before the meeting[***].

极星和/ 或极星集团的其他成员应负责PSNY产品的研发和ID设计。公司应负责 PSNY产品在中国的管理和销售及取得该等产品的相关授权。公司 CEO有权参加在极星和/或极星集团其他成员召开的关于PSNY产品事宜的会议，极星和/或极星集团其他成员应确保该等会议的通知在会议召开前已经发送给公司 CEO[***]。

3.3	Smartphones and AR Glasses

智能手机和AR眼镜

DreamSmart Group and and/or other members of DreamSmart Group shall be responsible for the definition and development of smartphones, AR glasses and other intelligent terminals products of the Company. Subject to DreamSmart Group’s definition and development plan of smartphones, AR glasses and other intelligent terminals products of the Company, Polestar and/or other members of Polestar Group shall be responsible for ID Design of Polestar Brands smartphone, AR glasses and other intelligent terminals products of the Company and brand image. Pursuant to related-party transaction principles set forth in the Shareholders Agreement, the Company shall pay Polestar and/or other members of the Polestar Group for such ID Design performed and the Company shall pay DreamSmart Group for such definition and development of smartphones, AR glasses and other intelligent terminals products of the Company.

DreamSmart集团应负责智能手机、AR眼镜以及公司的其他智能终端产品的定义和研发。受限于 DreamSmart集团对智能手机、AR眼镜以及公司的其他智能终端产品的定义和研发方案，极星和 /或极星集团的其他成员应负责极星品牌智能手机、 AR眼镜以及公司的其他智能终端产品的 ID设计和品牌形象。根据股东协议所规定的关联交易原则，公司应为该等开展的 ID设计向极星和/或极星集团的其 他成员支付费用且公司应为该等智能手机、AR眼镜以及公司的其他智能终端产品的定义和研发向 DreamSmart集团支付费用。

Section 4.     Sales and Marketing

销售和市场

4.1	Auto Business

汽车业务

4.1.1	PSNY Products

PSNY产品

(a)

Existing Products. PACD shall sell Existing Products to the Company through a wholesale arrangement. PACD and the Company shall negotiate in good faith and enter into a wholesale agreement, pursuant to which the Company will purchase Existing Products from PACD and then resell such

Existing Products to end customers in China (the “Wholesale Agreement”). The Parties shall negotiate in good faith regarding the pricing and other terms of the Wholesale Agreement. With respect to the marketing and sales of Existing Products, the Company shall at least (i) display or request its business partner to display the Existing Product in their sales spaces during the lifecycle of the Existing Products; (ii) provide sufficient trainings on the Existing Products to personnel of marketing and sales to better promote the Existing Products; and (iii) prepare a business plan for the Existing Products and use its best effort to fulfill such business plan. Notwithstanding to the foregoing, the principle of the wholesale arrangement is that the Company shall not bear operating losses arising from the sale of the Existing Products, including without limitation, the difference between the wholesale price and the actual sale price of each Existing Product shall at least cover the relevant costs of the Company selling such Existing Products and the Company may act in compliance with the foregoing principle by methods including purchasing the corresponding quantity of the Existing Product(s) from PACD after receiving the purchase order(s) from the customer(s). The foregoing principle shall be reflected in the Wholesale Agreement.

现有产品。PACD将以批发销售的模式向公司销售现有产品。 PACD和公司应友好协商并签订批发协议，根据该协议， PACD将以批发形式向公司出售现有产品，再由公司负责向中国的终端客户的销售 (“批发协议”)。双方应友好协商决定批发协议中的定价等其它条款。就现有产品的营销而言，公司应当至少 (i)在其展厅或要求其合作伙伴在产品生命周期内于展厅内展示现有产品； (ii)对其营销人员提供充分的培训以确保该些人员能为客户提供符合要求的推介；及 (iii)制定针对现有车型的商业计划，并尽最大努力完成该商业计划。尽管有前 述约定，批发销售安排的原则为公司不承担因销售现有产品而造成的经营亏损，包括但不限于每辆现有产品批发价格与销售价格的差价应至少能覆盖公司销售该现有产品的相关成本，且公司可以通过在收到客户订单后再向 PACD采购相应数量的现有产品或其他双方认可的方式来实现前述原则。前述原则应体现在批发协议中。

(b)

New Products – In General. With respect to New Products, if feasible from technical and homologation perspective, the Company will install Polestar OS on such New Products and the Company shall be responsible for the subsequent management and sales of such products integrated with the Polestar OS. For clarity, PACD and the Company will negotiate in good faith and enter into a separate distribution agreement, pursuant to which the Company will purchase New Products from PACD and resell such New Products to end customers in China (“Distribution Agreement”).

新产品–一般情况。对于新产品，如果从技术和认证角度可行，公司将在该等新产品上安装 Polestar OS，并且公司应负责集成了Polestar OS的该等产品的后续管理和销售。为明确起见，PACD和公司将另行友好协商并签订经销协议，根据该协议，公司将向 PACD购买新产品，并将该等新产品转售给中国的最终客户 (“经销协议”)。

(c)

New Products – Minimum Purchase Requirements. Subject to terms and conditions of Distribution Agreement, the Company will be obligated to purchase from Polestar and/or other members of Polestar Group New Products to be distributed in the China market. The Distribution Agreement shall include a separate minimum purchase requirement for each car model (“Minimum Purchase Requirements”). The Minimum Purchase Requirement for each car model shall equal the annual global volume of that car model as committed by the Polestar and/or other members of Polestar Group to the relevant OEM manufacturers and third-party suppliers (“Global Volume Commitments”), multiplied by the relevant China market share of that car model as agreed by the Parties (“China Market Shares”). The Global Volume Commitments shall be based on the actual amounts of global volume commitments to be agreed by the Polestar and/or other members of Polestar Group with the relevant OEM manufacturers and third-party suppliers from time to time and Polestar shall provide reasonable evidence proving these Global Volume Commitment numbers before the Company indemnify Polestar (and/or other members of Polestar Group) for failure to meet the Global Volume Commitments. The China Market Shares, unless otherwise mutually agreed by the Parties, shall mean those Chinese market shares of global Polestar BPL volumes for each car model as listed in Appendix II (1.1 - Table 1) attached hereto. Either Party shall have the right to propose to update t Appendix II (1.1 Table 1) at the beginning of each year or at such other time agreed by the Parties in writing, provided that such update of Appendix II (1.1 Table 1) shall be mutually approved by the Parties in writing. If the Company fails to meet a

Minimum Purchase Requirement with respect to a car model and if the Polestar and/or other members of Polestar Group is held liable for penalties or is required to raise the purchase price for subsequent product purchases or liable for other forms of compensation for not meeting the Global Volume Commitments, the Company shall compensate Polestar and/or other members of Polestar Group accordingly, and such compensation shall be calculated as follows:

新产品 – 最低购买量。受限于经销协议的条款和条件，公司有义务向极星和 /或极星集团的其他成员购买将在中国市场经销的新产品。经销协议应包括对每个车型的最低购买量 (“最低购买量”)。该等最低购买量应基于极星和 /或极星集团的其他成员向相关OEM制造商和第三方供应商实际承诺的该车型年度全球采购数量 (“全球采购量承诺”)，乘以对应的中国市场比例。为免歧义，上述“全球采购量承诺”应基于极星和/或极星集团的其他成员不时向相关 OEM制造商和第三方供应商同意的全球的数量承诺的实际数额，且极星和 /或极星集团的其他成员应当在公司就未达到最低购买量向极星 (和/或极星集团的其他成员)进行赔偿前提供真实、合理的证据证明该等全球采购量承诺的实际数额。除非双方另行同意，上述 “中国市场比例”指列于本协议附件 II (1.1 Table 1)所示的各车型全球极星BPL数量的中国市场的对应比例，任一方有权于每年初或双方另行同意的其他时间提出更新附件 II (1.1 Table 1) ，前提是附件II(1.1 Table 1) 的更新应经双方共同书面批准。如果公司对于任一车型未能满足上述最低购买量，且极星 (和/或极星集团的其他成员)因未能满足全球采购量承诺而被要求支付罚金或被要求调高后续产品采购价格或给予其它形式的赔偿，公司应向极星 (和/或极星集团的其他成员)支付相应赔偿，该等赔偿应按如下方式计算：

(i)

if such compensation is imposed because of reasons solely attributable to the Company’s failure to meet its Minimum Purchase Requirement due to reasons attributable to the Company, and if Polestar and/or other members of Polestar Group have successfully met their respective shares of the Global Volume Commitments, then the Company shall be solely responsible for all of the compensation triggered for that car model in that calendar year for not meeting the Global Volume Commitments, provided that Polestar shall provide the Company with true and reasonable evidence to prove that compensation already paid to OEM manufactures because of the failure to meet the Global Volume Commitments is reasonable and true; or

如果该等补偿是由于公司自身原因导致的仅公司未能满足最低购买量的原因导致，但极星或极星集团的其他成员已成功满足 其各自全球采购量承诺，则所有因为未完成全球采购量承诺导致的该车型的该年度的赔偿应由公司单独承担，前提是极星应向公司提供真实、合理的证据证明因未达到全球采购量承诺已向 OEM制造商支付相应赔偿是合理且真实的；

(ii)

if such compensation is imposed because both the Company (due to reasons solely attributable to the Company) and Polestar and/or other members of Polestar Group fail to meet their respective shares of the Global Volume Commitments, the Company’s share of the compensation shall equal to the number of cars that the Company fails to be purchase under the Minimum Purchase Requirement, divided by the total number of cars failed to be purchased by both the Company and other members of the Polestar Group under the Global Volume Commitments for that car model in that calendar year, provided that Polestar shall provide the Company with true and reasonable evidence to prove that compensation already paid to OEM manufactures because of the failure to meet the Global Volume Commitments and Polestar (and/or other members of Polestar Group)’s share of the unfulfilled Global Volume Commitments is reasonable and true.

如果因公司自身原因和极星 (和/或极星集团的其他成员)均未能满足各自全球采购量承诺的份额而导致支付赔偿的义务，公司

应承担该等赔偿的一定比例，该比例应等于公司未完成的该车型于当年的最低购买量数量，除以公司和极星 (和/或极星集团的其他成员)均未能完成的全球采购量承诺之和，前提是极星应向公司提供真实、合理的证据证明因未达到全球采购量承诺已向 OEM制造商支付相应赔偿以及极星(和/或极星集团的其他成员 )未能完成的全球采购量承诺的份额是合理且真实的。

(iii)

For the avoidance of doubt, “solely attributable to the Company” means failure to meet the Minimum Purchase Requirements is solely caused by the Company. If the failure to meet the Minimum Purchase Requirements is caused, solely or jointly, by reasons other than reasons solely attributable to the Company (such as failure by Polestar and/or other members of Polestar Group, OEM manufactures to deliver the relevant New Products in a timely manner, quality or infringement problems in the delivered New Products, etc.), the Company shall not be obligated to pay the related compensation. If the Company has incurred any Loss which is relevant to the New Products supplied to the Company under the Distribution Agreement (for example, Loss arising from failure by Polestar and/or other members of Polestar Groups to deliver the relevant New Products in a timely manner, or quality problems in the delivered New Products, etc.), and for which Polestar is entitled, according to relevant laws and regulations or relevant agreement, to recourse towards OEM manufacturers or third-party suppliers, Polestar shall take reasonable efforts to exercise its right to recourse towards OEM manufactures or third-party suppliers under such relevant laws and regulations or relevant agreement, and Polestar shall forward any compensation related to the New Products obtained from such recourse from OEM manufactures or third-party suppliers to the Company.

为免疑义，公司自身原因指仅因公司原因导致未能达到最低购买量。若因公司自身原因以外的其他原因 (如极星和/或极星集团的其他成员、OEM制造商未及时交付相关新产品、交付的新产品存在质量或侵权问题等 )单独或共同导致未能达到最低购买量，公司应无义务承担相关赔偿。如果公司因根据经销协议向

公司供应的新产品承担了任何相关损失 (如极星未及时交付相关新产品，或交付的新产品存在质量问题等而遭受的损失 )，且就该等损失极星有权根据相关法律法规或相关协议向 OEM制造商或第三方供应商索赔，极星应尽合理努力向 OEM制造商、第三方供应商行使其在该等相关法律法规或相关协议下的索赔权利，且极星应将从 OEM制造商或第三方供应商处获得的与新产品相关的任何补偿转交给公司。

For clarity, since [***] is currently expected to be exclusively distributed in the China market in 2023, the Parties hereby agree that the amount of Minimum Purchase Requirement for [***] in 2023 shall be [***]. The details (including but not limited to the stock cover arrangement) of which shall be further provided in separate Distribution Agreement as mutually agreed by the Parties.

为明确起见，因[***]预计在2023年仅在中国市场销售，以及其他公司合理要求的相关事项独家销售，双方特此同意 [***]在2023年的最低购买要求数量应为[***]辆。具体内容(包括但不限于库存覆盖率的安排 )应当在双方达成一致的经销协议中另行约定。

(d)	New Products – Markup and Transfer Pricing Principles

新产品 – 加成和转让定价原则

When the Company purchases New Products from PACD, the sales price to be paid by the Company for each entire vehicle shall include the following two components and comply with the following markup (if applicable) and transfer pricing principles, provided that PACD shall provide the Company with true and reasonable evidence to prove the amount of the relevant expenses, and such other matters as reasonably requested by the Company:

公司向PACD购买新产品时，就每辆整车支付的销售价格应包括下列两部分并遵守下列加成 (如适用)和转让定价原则，前提是PACD应向公司提供真实、合理的证据证明相关费用的金额及其他公司合理要求的相关事项：

(i)	Manufacturing Fee: the actual manufacturing costs charged by the OEM manufacturer to PACD for manufacturing of the relevant vehicle as allocated to each New Product sold in China, without any markup;

制造费：OEM制造商向PACD收取的有关车辆的实际制造费用，分配给在中国销售的每个新产品，不加成；

(ii)

Unit Investment Fee: the China portion of Polestar Group’s entire internal investment cost for developing the relevant car model as allocated to each New Product sold in China (“Unit Investment Fee”), which shall be calculated pursuant to the following principles:

单车成本费：即极星集团开发相关车型的全部投资成本中的中国部分 (“单车成本费”)，该单车成本费应根据以下原则进行计算：

(A)

The term “Polestar Investment Costs” means the entire amount of costs and expenses incurred by the Polestar Group developing each car model, including without limitation costs and expenses related to purchasing, ME, logistics, tooling etc. as separately disclosed by Polestar to Xingji Meizu. Pursuant to these principles, such Polestar Investment Costs may fluctuate due to market changes and other objective changes, but in any event shall be based on the amount of such costs and expenses actually incurred and disclosed by Polestar, provided that Polestar shall provide the Company with true and reasonable evidence to substantiate the amount of the Polestar Investment Costs.

“极星投资成本”指极星向星纪魅族另行披露的极星集团开发每一款车型承担的成本和费用总额，包括但不限于关于采购、 ME、物流、模具等成本和开销总额。基于以上原

则，该等“极星投资成本”的总金额可能因为市场等客观因素变化而不断变化，但在任何情形下应以极星届时披露的其实际发生的上述成本可开销总额为准，前提是极星应向公司提供真实、合理的证据证明极星投资成本的金额。

(B)

The term “Unit Investment Fee” means the amount of Polestar Investment Costs to be allocated to each vehicle of each car model to be sold by the Company in China to compensate the Polestar Group for the China portion of the entire Polestar Investment Costs. The specific amount of such Polestar Unit Investment Fee or reduced Unit Investment Fee (“Reduced Unit Investment Fee”) to be paid for each vehicle of each car model are set forth in Appendix II (4.1 Table 4) attached hereto. The Unit Investment Fee (but not the Reduced Unit Investment Fee) should include a mark-up of [***] on the Polestar Investment Cost. For the avoidance of doubt, in the event of any changes to the Polestar Investment Costs described above, such Unit Investment Fee and Reduced Unit Fee shall be adjusted accordingly.

“单车成本费”指极星投资成本分摊至在中国销售的每一款车型的每一辆车的金额，以补偿极星集团全部极星投资成本的中国份额。每一车型的每辆车的该等 “单车成本费”及降低的单车成本费(“降低的单车成本费 ”)的具体金额如本协议附件II(4.1 Table 4)所示。单车成本费(非降低的单车成本费 )应包含极星投资成本的[***]的加成。为免歧义，一旦上述极星投资成本发生变化， “单车成本费”及“降低的单车成本费 ”应被相应调整。

(C)

Tiered markup. To reasonably set the Unit Investment Fee, the Parties agreed to certain aggregate “Base Volume Targets” and “High Volume Targets” (the specific unit numbers of which are set forth in Appendix II (2-3 Table 2 and Table 3)

attached hereto) and an adjustment mechanism as follows: in any given calendar year: (A) with respect to the Company’s actual sales of vehicles of a car model within the Base Volume Target, the sales price to be paid by the Company for each vehicle shall include the Unit Investment Fee applicable to that car model; (B) with respect to sales of any additional vehicles in that year beyond the Base Volume Target but less than the High Volume Target, the sales price to be paid by the Company for each additional vehicle shall include only the Reduced Unit Investment Fee applicable to that car model; and (C) with respect to sales of any vehicles in that year equal or beyond the High Volume Target, the sales price to be paid by the Company for such additional vehicles shall not include any Unit Investment Fee.

阶梯式加成：此外，为合理设定单车成本费金额，双方同意设定若干累计的 “基础销量目标”和 “高位销量目标”(具体目标数额如本协议附件 II(2-3, Table 2及Table 3)所示)及以下加成机制: 在任一日历年度内，(A) 对于某车型在基础销量目标以内的销售，公司就每辆车的购买价格中应包含该 车型单车成本费；(B)对于超过基础销量目标但低于高位销量目标范围内的车辆销售，公司就每辆车的购买价格中应仅包含该车型降低的单车成本费； (C) 对于任何超过高位销量目标的车辆销售，公司就每辆车的购买价格中应不包含任何单车成本费。

(D)	Further Adjustment.

单车价格后期调整

(1)

At the beginning of each calendar year, since factors including Polestar Investment Costs and the aggregate sales volumes remain uncertain, the Polestar Group may reasonably estimate the Unit Investment Fee, and reflect such Unit Investment Fee in the sales price to be paid by the Company for each entire vehicle during such calendar year. The Parties shall pay corresponding compensation as quickly as possible after the end of each calendar year (or at such other time to be mutually agreed by both Parties) based on the actual Polestar Investment Costs and the aggregate sales volumes pursuant to the terms and conditions described in this Agreement.

在每个日历年度初始，由于极星投资成本、销售总量等因素尚不确定，极星集团可以合理预估单车成本费，并将该等单车成本费反映在该日历年度每辆整车支付的销售价格中。每个日历年度结束后 (或者双方一致同意的其它时间)，基于实际极星投资成本及销售总量，双方应尽快根据本协议规定的条款和条件支付相应补偿。

(2)	For each of the calendar years of 2023 and 2024,

(a) if the actual aggregate sales volume of the Company is lower than [***], the Company shall pay a lump sum compensation to the Polestar Group as soon as possible at the beginning of 2026 calculated based on the actual gap between (i) the Company’s actual sales of that year and (ii) [***] units, times the Unit Investment Fee according to Appendix II (4.1 Table 4) attached hereto. The remaining Base Volume Target for such years (i.e. [***]) shall be rolled over to 2025 and be added to the Base Volume Target for 2025; or

(b) if the actual aggregate sales volume of the Company are above [***] but below the corresponding Base Volume Target for such years (i.e. [***]), the actual gap between (i) the Company’s actual sales volume of such years and (ii) the Base Volume Target for such years (i.e. [***]) shall be rolled over to 2025 and be added to the Base Volume Target for 2025;

对于2023年和2024年的日历年度，

(a) 如果公司实际累计销售额低于[***]辆，则公司应在2026年初尽快向极星集团一次性支付补偿金，该补偿金的计算应基于 (i) 公司相应年度的实际销售额与 (ii) [***]辆之间的差额，乘以根据本协议附件二(4.1 表4)约定的单车成本费，且相应年度余下的基础销量目标 (即[***]辆)应转入到2025年并增加至2025年的基础销量目标；或

(b) 如果公司相应年度的实际累计销售额高于[***]辆但低于相应年度基础销量目标(即[***]辆 )，则(i) 公司对应年度的实际销售额与(ii) 对应年度基础销量目标(即 [***]辆)之间的差额，应转入2025年并增加至 2025年的基础销量目标；

provided that, if, at the end of 2025, the actual sales of the Company of 2025 fall below the Base Volume Target of 2025 after adding the rolled over Base Volume Targets from 2023 and 2024 (the “New 2025 Base Volume Target”), the Company shall pay a lump sum compensation to the Polestar Group as soon as possible at the beginning of 2026 calculated based on the actual gap between (i) the Company’s actual cumulative sales of 2025, and (ii) the New 2025 Base Volume Target, times the Unit Investment Fee according to Appendix II (4.1 Table 4) attached hereto.

但前提是，如果在2025年年底，公司2025年的实际销售额低于2025年的基础销量目标加上 2023年及2024年转入的基础销量目标之和(“2025年新基础销量 目标”)，公司应在2026 年年初尽快向极星集团一次性支付补偿金，该补偿金的计算应基于 (i) 公司2025年的实际累计销售额与(ii) 2025年新基础销量目标之间的差额，乘以根据本协议附件二(4.1 表4)约定的单车成本费。

(3)

In addition, starting from the year of 2025, if the Company failed to meet the Base Volume Targets for reasons solely attributable to the Company in any calendar year, the Company shall pay a lump sum compensation to the Polestar Group as soon as possible at the beginning of the next year (or at such other time to be mutually agreed by both Parties) based on the actual gap between (i) the Company’s actual sales of the previous year and (ii) the Base Volume Target for the previous year; provided that, if the Company’s actual sales in any of the following years exceeds the applicable Base Volume Target of such year, the Polestar Group shall return a portion of the compensation already paid by the Company for the previous year back to the Company, and the amount to be returned to the Company shall be calculated based on the accumulated actual sales volume in the previous years compared against the accumulated Base Volume Targets for the same time period. For the avoidance of doubt, the portion of compensation that have been returned to the Company in previous years need not be returned again. For the avoidance of doubt, if the failure to meet the Base Volume Targets is caused, solely or jointly, by reasons other than reasons solely attributable to the Company (such as failure by Polestar and/or other members of Polestar Group, OEM manufactures to deliver the relevant New Products in a timely manner, etc., the Company shall not be obligated to pay the related compensation.

此外，从2025年开始的任意一个日历年度内，如果公司仅因自身原因未能达到上述基础销量目标，公司在下一年年初 (或者双方一致同意的其它时间)尽快

向极星集团一次性支付补偿金，该补偿金应基于公司上一年度的实际销售额与上一年基础销量目标之间的差距。但若公司任一后续年度实际销售额超过该年的年度销量目标，极星集团须将公司之前已支付的赔偿金额返还公司， 返还金额根据截至该年的累计实际销售额和对应年度的累计基础销量目标总额比较计算。为免疑义，之前年度已经返还至公司的赔偿金额无需再次返还。为免疑义，若因公司自身原因以外的其他原因 (如极星和/或极星集团的其他成员、OEM制造商未及时交付相关新产品等)单独或 共同导致未能达到最低购买量，公司应无义务支付相关补偿金。

(e)	New Products – Maximum Purchase Requirements

新产品– 最高购买量

The Parties acknowledge that, when the aggregate actual purchase volume of the Company and Polestar Group surpasses certain level, the OEM manufacturer will need to incur additional costs and expenses (e.g., expenses in purchasing additional equipment, molding). As such, the Parties agree that, in the event any OEM manufacturer requires Polestar Group to pay additional compensation resulting from the aggregate actual purchase volume of the Company and Polestar Group surpasses certain level, the Company will be required to pay the China Portion of such extra compensation to cover corresponding additional costs and expenses; provided that (A) the Company shall also be subject to the volume reservation process agreed with different OEM manufacturers ; and that (B) the Polestar Group shall provide to the Company true and reasonable evidence proving that the aggregate actual purchase volume of the Company and Polestar Group surpasses certain level, the amount of applicable additional compensation, any volume reservation process or requirements and such other matters as reasonably requested by the Company. The details will be included in the Distribution Agreement.

双方确认，当公司和极星集团的总实际购买量超过某一水平时， OEM制造商将需要承担额外的费用和支出 (如购买额外设备、模具的费用)。因此，双方同意，如果因公司和极星集团的总实际购买量超过某一水平导致 OEM制造商要求极星集团支付额外补偿，公司应支付该等额外补偿相应的中国份额，以涵盖相应的额外费用和支出，前提是 (A)公司还应遵守与不同OEM制造商约定的数量预定流程；以及(B)极星集团应向公司提供真实、合理的证据证明公司和极星集团的总实际购买量超过某一水平、相关额外补偿的金额，任何数量预定流程或要求及其他公司合理要求的相关事项。有关详情将载于经销协议中。

(f)	New Products – Spare Parts Royalty

新产品– 备件许可使用费

With respect to any sales of spare parts of the New Products, and subject to approvals by Volvo, the Company will be entitled to receive certain portion of the [***] (“Profit Portion”) for such spare parts sales from Volvo, but shall also be required to pay to PPAB a spare parts royalty fees, which shall equal to the China Market Share of PPAB’s reasonable investments and expenses associated with such spare parts (including information system service fees, engineering investments, personnel labor costs, etc.), provided that PPAB shall provide the Company with true and reasonable evidence to prove the amount and details of such spare parts royalty fees. Unless otherwise agreed by the Parties in writing, the Distribution Agreement shall set forth in further detail of such Profit Portion and spare parts royalty fee in accordance with this Agreement.

对于新产品备件的任何销售，并受限于沃尔沃的批准，公司将有权从沃尔沃获得该等备件销售的 [***]的一定份额(“利润份额”)，但还应向PPAB支付备件许可使用费，该等费用应等于 PPAB关于该等备件的合理投入与支出(包括信息系统服务费、工程投入费用、人员劳务费用等 )的中国市场比例，前提是PPAB应向公司提供真实、合理的证据证明该等备件许可使用费的金额和构成。除双方另行书面同意，经销协议应根据本协议进一步详细约定该等利润份额和备件许可使用费。

4.1.2	Chinese Market Products

中国市场产品

The Parties shall negotiate in good faith and make best efforts to reach consensus on terms and conditions regarding sales and marketing of the Chinese Market Products within reasonable time before the design and development of such Chinese Market Products.

双方应在设计、开发中国市场产品前的合理时间内善意协商，并尽最大努力就中国市场产品销售和营销的条款和条件达成共识。

4.1.3	Territory of the Auto Business

汽车业务的地域

For clarity, the Parties agree that the Company’s distribution and sales of the Existing Products and New Products shall be limited to customers in the mainland of the People’s Republic of China, excluding Hong Kong, Macau and Taiwan (“Mainland China”). The Company shall not, directly or indirectly, sell any Existing Product or New Product to any customers or other third parties outside Mainland China.

为明确起见，双方同意公司对现有产品和新产品的分销和销售应仅限于中华人民共和国大陆地区的客户，不包括香港、澳门和台湾 (“中国大陆”)。 公司不得直接或间接向中国大陆以外的任何客户或其他第三方出售任何现有产品或新产品。

4.2	Smartphones and AR Glasses Business

智能手机和AR眼镜业务

The Company shall be responsible for the sales of Polestar Brands products. DreamSmart Group member shall enter into separate sales agreement with the Company, under which the Company shall purchase such smartphones, AR glasses and other intelligent terminals products from DreamSmart Group member and resell such products to end customers (“Sales Agreement”). For clarity, such Sales Agreements will provide that, among other terms, DreamSmart Group member shall be solely responsible for providing warranty services to the end customers.

公司应负责极星品牌产品的销售。 DreamSmart集团成员应与公司另行签订销售协议，根据该销售协议，公司应从 DreamSmart集团成员购买该等智能手机、增强现实眼镜和其他智能终端产品，并将该等产品转售给最终客户 (“销售协议”)。为明确起见，该等销售协议将规定，除其他条款外， DreamSmart集团成员应全权负责向最终客户提供保修服务。

Section 5.     Manufacturing

制造

5.1

Management and Product Design. Polestar and/or other members of Polestar Group shall be responsible for the ID Design for both Existing Products and New Products. These products will be branded with Polestar Brands. Both brands and ID Design of Chinese Market Products and global products are subject to Polestar’s and/or other member of Polestar Group’s management.

品牌管理和产品设计。 极星和/或极星集团的其他成员应负责现有产品和新产品的 ID设计。该等产品将标有极星品牌。中国市场产品和全球产品的品牌和 ID设计受限于极星和/或极星集团的其他成员的管理。

5.2

Manufacturing of New Products. The Company will install Polestar OS into New Products and shall be responsible for the subsequent management and sales of such products integrated with the Polestar OS. Polestar and/or other member of Polestar Group shall be responsible, through the OEM agreements entered with the OEM manufactures, for the production, OEM arrangements, quality control and quality assurance of the New Products. [***], during his term of serving as the CEO or a director of the Company, shall have the right to participate in the management of the production supply chains and shall be entitled to participate in the meetings regarding the above global product matters at Polestar and/or other member of Polestar Group. Polestar and/or other member of Polestar Group shall ensure that a notice of such meeting is sent to the CEO before the meeting [***]. For the purpose of cost optimization of the Company, the Parties shall amicably negotiate about the production, the quality control and the quality assurance of the New Products after the Company obtains the qualification of manufacturing new energy vehicles.

新产品的制造。公司将在新产品中安装Polestar OS，并应负责与Polestar OS集成的该等产品的后续管理和销售。极星和/或极星集团的其他成员应通过与 OEM制造商签订的 OEM协议负责新产品的生产、OEM安排、质量控制和质量保证。[***]在其担任公司CEO或董事期间有权参与生产供应链的管理并有权参加在极星和 /或极星集团的其他成员举行的关于上述全球产品事宜的会议。极星和 /或极星集团的其他成员应确保在会议前向 CEO发出该等会议通知[***]。为实现公司成本最优化的目的，在公司取得新能源车的生产资质后，双方应友好协商新产品的生产、质量保证和质量控制安排。

5.3

Manufacturing of Chinese Market Products. The Parties shall negotiate in good faith and make best efforts to reach consensus on terms and conditions regarding manufacturing of the Chinese Market Products within reasonable time before the design and development of such Chinese Market Products.

中国市场产品的制造。 双方应在设计、开发中国市场产品前的合理时间内善意协商，并尽最大努力就中国市场产品生产的条款和条件达成共识。

5.4

Manufacturing of Smartphones and AR Glasses. Subject to Section 4.2 above, DreamSmart Group shall be responsible for the design, manufacturing of Polestar Brands smartphone, glasses products and other intelligent terminals products (ODM model).

智能手机和增强现实眼镜的制造。 受限于上述第4.2条， DreamSmart集团应负责设计、制造极星品牌的智能手机、眼镜产品和其他智能终端产品 (ODM模式)。

Section 6.     Procurement

采购

6.1	Asset Acquisitions upon Establishment of the Company

公司设立时的资产收购

As soon as possible after the Establishment Date, the Company on one hand, and Polestar and/or other member of Polestar Group, or Xingji Meizu or its relevant Affiliates on the other hand, will enter into an Asset Purchase Agreements in the form attached hereto as Exhibit A for the purchase of selected assets by the Company from each of the Parties respectively (collectively, the “Asset Purchase Agreements”). Only selected high-quality assets in the PRC will be acquired by the Company from Polestar and/or other members of Polestar Group (including core asset packages such as appraised local stores) and/or from DreamSmart Group member (as applicable), the scope of which shall be confirmed upon mutual consent of the Parties and subject to the respective Asset Purchase Agreement(s).

在成立日后，公司作为一方和极星和 /或极星集团的其他成员，或星纪魅族或其相关关联方将尽快按照本协议附录 A的格式就公司向每一方分别购买选定的资产签署一份资产购买协议 (合称“资产购买协议”)。公司将仅从极星和/或极星集团的其他成员(包括核心资产包，如经评估的本地商店 )和/或从 DreamSmart集团成员(如适用)收购在中国的选定的优质资产，该等收购的范围应经各方一致同意并受限于相关资产购买协议的规定而确定。

6.2	Procurement from the Parties during Company Operation

在公司运营期间从各方采购

After the Company is established, to the extent it is necessary for the Company to purchase any additional asset or services (e.g., IT service, accounting service or legal service) from either Party (or their Affiliate), such procurement shall be subject to separate agreements to be approved and signed by the Parties and the Company as related-party transactions pursuant to the Shareholders Agreement. For clarify, both Parties agree that (a) the Company shall pay certain service fees to PACD when purchasing New Products from PACD under Distribution Agreements, and such service fees shall equal to PACD’s supporting function expenses for such New Products, plus a markup of [***], which service fees and markup shall be subject to adjustments in accordance with the principles of related party transaction set forth in the Shareholders’ Agreement; and (b) the Company shall pay certain fees plus a markup of [***] to Xingji Meizu when purchasing certain products or services from Xingji Meizu, and such fees and markup shall be priced in accordance with the principles of related party transaction set forth in the Shareholders’ Agreement..

在公司成立后，如果公司有必要从任何一方 (或其关联方)购买任何其他资产或服务(例如信息技术服务、财务服务或法律服务)，该等采购应受限于将由各方与公司根据股东协议作为关联交易批准并签署的单独协议。为明确起见，双方同意， (a)公司基于经销协议向PACD购买新产品时，应当向PACD支付一定的服务费，且该等服务费的数额应等于 PACD关于相应新产品的支持职能部门费用，外加 [***]的加成，该等费用和加成应根据股东协议所规定的关联交易原则进行调整；且 (b)公司向星纪魅族采购相关产品或服务时，公司应当向星纪魅族支付一定的费用，外加 [***]的加成，且该等费用和加成应根据股东协议所规定的关联交易原则进行定价。。

Section 7.     After-sales Services

售后服务

7.1

With respect to any [***] sold to customers by PACD, PACD shall have the legal obligation to provide warranty and other after-sales services to its end customers of such Existing Products, regardless of whether such Existing Products are sold before or after the Establishment Date. If the Company assists PACD in providing warranty and other after-sales services upon the request of PACD, PACD shall pay to the Company reasonable expenses accepted by the Company, provided that the Company shall provide PACD with true and reasonable evidence to prove the amount of the relevant costs and such related-party transactions shall be conducted under arm’s length principle and be priced based on fair market value.

对于由PACD 向客户销售的[***]销售的任何现有产品， PACD有法律义务向该等现有产品的最终客户提供保修及其他售后服务，无论该等现有产品是在成立日之前或之后销售的。若公司根据 PACD要求协助PACD提供保修及其他售后服务，PACD应向公司支付公司认可的合理费用，前提是公司应向PACD提供真实、合理的证据证明相关费用的金额且此类关联交易应符合公平交易原则并根据市场公允价格定价。

7.2

With respect to any Existing Products sold by the Company to end customers in China under the Wholesale Agreement and any New Products sold by the Company to end customers in China under the Distribution Agreement, the Company shall have the legal obligation to provide warranty and other after-sales services to its end customers, either through the Company in compliance with the guidelines and requirements from the Polestar Group or through dealers authorized by Volvo. If PACD assists the Company in providing warranty and other after-sales services upon the request of the Company, the Company shall pay to PACD reasonable expenses accepted by PACD, provided that the PACD shall provide the Company with true and reasonable evidence to prove the amount of the relevant costs and such related-party transactions shall be conducted under arm’s length principle and be priced based on fair market value.

对于公司在批发协议下向中国的最终客户销售的现有产品及在经销协议项下向中国的最终客户销售的任何新产品，公司有法律义务向其最终客户提供保修及其他售后服务，公司提供该等保修和其他售后服务时应遵守极星集团的指引和要求，或通过 Volvo授权的经销商提供保修或其它售后服务。若 PACD根据公司要求协助公司提供保修及其他售后服务，公司应向 PACD支付PACD认可的合理费用，前 提是公司应向PACD提供真实、合理的证据证明相关费用的金额且此类关联交易应符合公平交易原则并根据市场公允价格定价。

7.3

With respect to Polestar Brands smartphone, AR glasses products and other intelligent terminals sold by a the DreamSmart Group member to the Company, the DreamSmart Group member shall provide a warranty service to the Company, and the Company shall reimburse such DreamSmart Group member for such warranty services pursuant to the Sales Agreement.

对于DreamSmart集团成员向公司销售的极星品牌的智能手机、增强现实眼镜产品和其他智能终端产品， DreamSmart集团成员应向公司提供保修服务，且公司将根据销售协议向 DreamSmart集团成员就该等保修服务进行偿付。

Section 8.     License of IP

知识产权许可

8.1

Polestar Brands License. Polestar (or other member of Polestar Group) will grant a license of certain Polestar trademarks and brands (such as “极星” and “Polestar”) and other Intellectual Property Rights associated therewith (“Polestar Brands”) to the Company for the Company’s use of such Polestar Brands in its business operations, the Company shall pay license fees for its use of the Polestar Brands. Such license fees shall equal to [***]. Details of such license (including license fee payments) shall be subject to the Polestar Brands License Agreement to be entered by the Company and Polestar and/or other member of Polestar Group.

极星品牌许可。极星(或极星集团的其他成员 )将向公司授予某些极星商标和品牌 (例如“极星”和“Polestar”)及其他相关知识产权(“极星品牌 ”)的许可，以供公司在其业务经营中使用该等极星品牌，公司应就其对极星品牌的使用支付许可费。该等许可费应相当于 [***]。该等许可的细节(包括许可费的支付)应以公司和极星和/或极星集团的其他成员拟签订的极星品牌许可协议为准。

8.2

Flyme Auto Software License. A DreamSmart Group member will grant Polestar and/or other member of Polestar Group a non-exclusive license to Flyme Auto software [***] (“Flyme Auto Software”) for the development and distribution of Chinese Market Products and PSNY Products. Details of such license shall be subject to the Flyme Auto

License Agreement to be entered by Polestar and/or other member of Polestar Group and a DreamSmart Group member. For the avoidance of doubt, under the Flyme Auto License Agreement, Polestar and/or other member of Polestar Group may grant sublicense to the Company for the development and distribution of Chinese Market Products.

Flyme Auto软件许可。DreamSmart集团的一名成员将向极星和/或极星集团的其他成员授予一项非排他性的 Flyme Auto软件[***] (“Flyme Auto软件”)的许可，用于中国市场产品和PSNY产品的开发和经销。相关许可细节应以极星和 /或极星集团的其他成员与DreamSmart集团的一名成员拟签订的Flyme Auto许可协议为准。为避免疑义，根据Flyme Auto许可协议，极星和/或极星集团的其他成员可能向公司授予开发和经销中国市场产品的再许可。

[***]

8.3

Polestar OS License. The Company may provide Polestar OS software to Polestar and/or other members of Polestar Group and charge license fees where the relevant products use the Polestar OS software offered by the Company. Subject to Section 8.3 and to the extent such a license is needed by a Polestar Group member, the Parties shall discuss in good faith and cause the relevant Polestar Group member and the Company to enter into a separate license agreement pursuant to the Shareholders Agreement.

Polestar OS许可。在相关产品使用了公司提供的Polestar OS软件的情况下，公司可向极星和/或极星集团的其他成员提供Polestar OS软件并收取许可费。受限于第8.3条的规定，如果极星集团成员需要该等许可，双方应善意协商并促使极星集团的相关成员和公司根据股东协议另行签订许可协议。

Section 9.     Transition Service Arrangement

过渡服务安排

9.1

The Company shall pay to Polestar (or a Polestar Group member) reasonable compensation for certain services performed by Polestar (or another member of the Polestar Group) for the benefit of the Company during the transition period from the date of press release announcement of the establishment of the Company by both Parties to the date of independent operation of the Company (“Transition Services”). Details of such transitional service shall be subject to the Transition Service Agreement to be entered by the Company and Polestar and/or other member of Polestar Group. For the avoidance of doubt, the Parties agree that such Transition Services shall include the following:

公司应就极星(或极星集团的其他成员)在自双方共同宣布成立公司的公告起、至公司开始独立运营日止的过渡期间为公司之利益而开展的某些服务向极星 (或极星集团的其他成员)支付合理报酬(“过渡服务”)。相关过渡服务细节应以公司和极星和 /或极星集团的其他成员拟签订的过渡服务协议为准。为避免疑义，双方同意，该等过渡服务应包括：

(a)	Transition support services mutually agreed by the Parties, including but not limited to digital, commercial manpower, IT and procurement services etc.; and

双方一致同意的过渡支持服务，包括但不限于数字、商业人力、信息技术、采购等服务；及

(b)	other operation services and performed by Polestar (or a Polestar Group member) relating to the Company’s operation mutually agreed by the Parties during such transition period.

上述过渡期间双方一致同意的极星（或极星集团的其他成员）发生的其它与公司运营有关的服务。

Section 10.     Confidentiality

保密条款

10.1	The terms and conditions regarding the confidentiality stipulated in Section 18 of the Shareholders Agreement shall apply to this Agreement.

股东协议第18条中规定的关于保密的条款和条件应适用于本协议。

Section 11.     Term

期限

11.1	Term

期限

The term of this Agreement shall be the same as the Term of the Shareholders Agreement as stipulated in Section 19 of the Shareholders Agreement.

本协议的期限应与股东协议第 19条中规定的股东协议期限相同。

Section 12.     Termination

终止

12.1	This Agreement shall be terminated when any, whichever is first, of the following events occurs:

发生以下任一事件(以较早发生者为准)，本协议应终止：

12.1.1	the Shareholders Agreement is terminated or expired in accordance with the terms and conditions of the Shareholders Agreement;

股东协议根据股东协议的条款和条件终止或届满；

12.1.2	this Agreement is to be terminated by written mutual agreement of the Parties; or

双方达成书面协议终止本协议；或

12.1.3	the other Party commits a material breach of the terms of this Agreement, which has not been remedied within sixty (60) days from written notice from the other Party.

另一方实质性违反本协议的条款，且该违约在另一方发出书面通知后的六十 (60)日内未得到纠正。

12.1.4

If the other Party should become insolvent or enter into negotiation with its creditors or a petition in bankruptcy should be filed by it or it should make an assignment for the benefits of its creditors.

另一方资不抵债或与其债权人进行磋商或提出破产申请或为其债权人的利益进行转让。

Section 13.     Liability for Breach of Contract

违约责任

13.1	Breach and Damages

违约和损害赔偿

After the Establishment Date, if either Party is in breach of any provision of this Agreement (“Breaching Party”), the other Party (“Non-breaching Party”) shall be entitled to request the breaching Party to compensate the Losses suffered by such Party under applicable laws.

在成立日后，若任何一方违反本协议的任何规定 (“违约方”)，另一方 (“守约方”)有 权要求违约方根据适用法律赔偿另一方遭受的损失。

13.2	Survival of Rights and Liabilities

权利和义务的继续有效

Termination of this Agreement or dissolution of the Company for any cause shall not release either Party from any liability (whether for breach of contract or otherwise) which at the time of termination or dissolution has already accrued to the other Party.

本协议因任何原因终止或合营公司因任何原因解散均不得免除任何一方在终止或解散时已产生的应对另一方承担的任何责任 (无论是违约责任还是其他责任)。

13.3	Indemnification

赔偿

The Breaching Party shall indemnify and hold harmless the Non-breaching Party from and against the losses incurred, suffered or suffered as a result of a breach of any obligation under this Agreement by the Breaching Party. If any Party receives any litigation or claim notice filed by any consumer or any other third party with respect to the sales of Existing Products, New Products or Chinese Market Products by the Company (“Third Party Claims”), such Party shall inform the other Party in writing within ten (10) days upon receiving such notice or information. The Parties shall negotiate in good faith as to how to handle such Third Party Claims.

违约方应赔偿守约方因违约方违反本协议项下的任何义务而发生、遭受或蒙受的损失，并使守约方免受损害。如果任何一方收到任何消费者或第三方提起的针对公司销售现有产品、新产品或中国市场产品的诉讼或索赔通知 (“第三方权利主张”)，该方应在收到该等通知或信息后的十(10) 天内书面通知另一方。双方应友 好协商如何处理该等第三方权利主张。

Section 14.     Force Majeure

不可抗力

14.1	Terms and conditions regarding Force Majeure stipulated in Section 24 of the Shareholders Agreement shall apply to this Agreement.

股东协议第24条中规定的关于不可抗力的条款和条件应适用于本协议。

Section 15.     Governing Law and Dispute Resolution

适用法律和争议解决

15.1	Terms and conditions regarding the governing law and dispute resolution stipulated in Section 26 of the Shareholders Agreement shall apply to this Agreement.

股东协议第26条中规定的关于适用法律和争议解决的条款和条件应适用于本协议。

Section 16.     Miscellaneous

其他

16.1	Effectiveness

生效

This Agreement shall come into effect on the Establishment Date, subject to obtaining of necessary approvals, consents and authorizations from governmental and other regulatory authorities under Section 5.4(a)(iv) of Shareholders Agreement.

以取得股东协议第5.4(a)(iv)条规定的政府及其他监管机构的必要批准、同意和授权为前提，本协议自成立日起生效。

16.2	Notices

通知

16.2.1

All notices and communications between the Parties shall be in writing and shall be written in Chinese and English and may be delivered by hand, courier or fax to the contact information set forth in Article 26.2(a) of the Shareholders’ Agreement.

双方之间的所有通知和通讯应采用书面形式，以中文和英文书写，可以通 过专人递送、快递或传真发送至股东协议第26.2(a)条列明的联系方式。

16.2.2	Notices shall be deemed to have been delivered at the following times:

在以下时间通知应被视为已经送达：

(a)	if by hand, on reaching the designated address subject to proof of delivery;

如果以专人送出，送达指定地址且交付凭证为准；

(b)	if by courier, the third Business Day after the date of dispatch;

如果以快递方式送出，则为派件日后的第三个营业日；

(c)	if by fax, upon generation of a confirmation of successful transmission report by the sender’s fax machine indicating completed uninterrupted transmission; and

如果以传真方式送出，则为发件人的传真机生成显示传输成功完成不间断传送的确认报告时；及

(d)	if sent by e-mail, at the time and on the date indicated on a response confirming such successful email transmission.

如果通过电子邮件发送，则在确认电子邮件成功发送的回复中所述的时间和日期。

16.2.3	For the avoidance of doubt, any notice or communication delivered to a Party’s copy address only shall not be deemed to have been delivered to such Party.

为避免疑义，仅发送至一方复印地址的任何通知或通讯不应被视为已送达该方。

16.3	Assignment

转让

Neither party may, wholly or partly, assign, pledge or otherwise dispose of its rights and/or obligations under this Agreement without the other party’s prior written consent.

未经另一方事先书面同意，任何一方不得全部或部分转让、质押或以其他方式处置其在本协议项下的权利和 /或义务。

16.4	Compliance with Laws

遵守法律

Each Party shall and shall procure that its directors, supervisors, senior management personnel, and employees shall comply with all applicable laws, in respect of the conduct of its businesses and the performance of this Agreement. Xingji Meizu shall comply with the Polestar Code of Conduct for Business Partners (See Appendix III (Polestar Code of Conduct for Business Partners) attached hereof).

每一方应并应促使其董事、监事、高级管理人员及雇员在其业务经营和履行本合同相关方面遵守所有适用的法律。星纪魅族应遵守极星业务伙伴行为准则（见本协议 附件三(极星业务伙伴行为准则 )）。

16.5	Waiver

弃权

Neither Party shall be deprived of any right under this Agreement because if its failure to exercise any right under this Agreement or failure to notify the infringing party of a breach in connection with the Agreement. Notwithstanding the foregoing, rules on complaints and limitation periods shall apply.

任何一方不因未能行使其在本协议项下的任何权利或未能通知侵权方与本协议有关的违约而被剥夺其在本协议项下的任何权利。尽管有上述规定，投诉和时效的规定应适用。

16.6	Severability

可分割性

In the event any provision of this Agreement is wholly or partly invalid, the validity of the Agreement as a whole shall not be affected and the remaining provisions of the Agreement shall remain valid. To the extent that such invalidity materially affects a Party’s benefit from, or performance under, the Agreement, it shall be reasonably amended.

如果本协议的任何条款全部或部分无效，不应影响本协议整体的效力，本协议的其余条款应继续有效。如果该等无效实质性影响一方从本协议的利益或其履行本协议项下的义务，则应对本协议进行合理修订。

16.7	Entire Agreement

完整协议

All arrangements, commitments and undertakings in connection with the subject matter of this Agreement (whether written or oral) made before the date of this Agreement are superseded by this Agreement.

本协议签署日之前达成的与本协议标的有关的所有安排、承诺和保证 (无论是书面的或口头的)均由本协议取代。

16.8	Further Assurance

进一步保证

At any time after the Execution Date, the Parties shall, and shall use their reasonable endeavors to procure that any necessary third party shall, to the extent reasonable and at the cost of the relevant Party, execute such documents and do such acts and things as that Party may reasonably require for the purpose of giving to that Party the full benefit of all the provisions of this Agreement. The Parties shall use their best efforts to procure its Affiliates to take necessary actions and execute necessary documents so as to cause the relevant matters under this Agreement to be effectively implemented and achieved.

在签署日后的任何时间，双方应并应尽其合理努力促使任何必要的第三方 (在合理范围内由相关方承担费用)签署该等文件，并采取和完成该等文件和行为，以使该一方享有本协议全部规定的充分利益，以使该一方享有本协议全部规定的充分利益。双方应尽最大努力促使其关联方采取必要的行动及签署必要的文件以促使本协议项下的相关事项得到有效的实施和实现。

16.9	Amendments

修订

Any amendment or addition to this Agreement must be made in writing and signed by the parties to be valid.

对本协议的任何修改或补充必须以书面形式作出并由双方签字方为有效。

[Intentionally left blank]

[本页以下无正文]

[Signature Page to Commercial Cooperation Agreement]

[商业合作协议签字页]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to sign this Agreement as of the date first set forth above.

兹此为证，双方已促使其正式授权代表于文首所述日期签署本协议。

Hubei Xingji Meizu Group Co., Ltd. 湖北星纪魅族集团有限公司

Signature 签名：	: :	/s/ Ziyu Shen
Name 姓名	: :	Ziyu Shen 沈子瑜
Title 职务	: :	Director 董事

[Signature Page to Business Cooperation Agreement]

[商业合作协议签字页]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to sign this Agreement as of the date first set forth above.

兹此为证，双方已促使其正式授权代表于文首所述日期签署本协议。

Polestar Automotive (Singapore) Distribution Pte. Ltd.

Signature 签名：	: :	/s/ Yaru Li
Name 姓名	: :	Yaru Li 李亚茹
Title 职务	: :	Director 董事

APPENDIX I: TRANSACTION FLOW

附件一：交易流程

[***]

APPENDIX II: BUSINESS COOPERATION AGREEMENT

附件二：业务合作安排

Section 1.	CHINA MARKET SHARE PER CAR MODEL

每一车型中国市场比例

1.1

For the purpose of this Business Cooperation Agreement the China Market Shares for each car model, unless otherwise mutually agreed by the Parties, mean those percentage shares listed in table 1 below:

为本商业合作安排之目的，就每一车型而言的中国市场比例，除非双方另有共同约定，指下表 1所列的百分比：

Table 1 表1

[***]

Section 2.	BASE VOLUME TARGETS PER CAR MODEL

每一车型基础销量目标

2.1

For the purpose of this Business Cooperation Agreement, the Base Volume Targets for each car model mean those unit numbers listed in table 2 below. For the avoidance of doubt, when calculating whether the actual sales volume has reached the Base Volume Targets, the actual sales of model year changes for each car model shall be included in the actual sales volume of that car model.

为本商业合作安排之目的，就每一车型而言的基础销量目标指下表二所列数量。 为免疑义，在计算实际销量是否达到基础销量目标时，同一车型的年款变化的实际销量均应计入该车型的实际销量。

Table 2 表2

[***]

Section 3.	HIGH VOLUME TARGETS PER CAR MODEL

每一车型高位销量目标

3.1

For the purpose of this Business Cooperation Agreement, the High Volume Targets for each car model mean those unit numbers listed in table 3 below. For the avoidance of doubt, when calculating whether the actual sales volume has reached the High Volume Targets, the actual sales of model year changes for each car model shall be included in the actual sales volume of that car model.

为本商业合作安排之目的，就每一车型而言的高位销量目标指下表三所列数量。 为免疑义，在计算实际销量是否达到高位销量目标时，同一车型的年款变化的实际销量均应计入该车型的实际销量。

Table 3 表3

[***]

Section 4.	UNIT INVESTMENT FEE AND REDUCED UNIT INVESTMENT FEE PER CAR MODEL

每一车型单车成本费及降低的单车成本费

4.1	For the purpose of this Business Cooperation Agreement, the Unit Investment Fee and the Reduced Unit Investment Fee for each car model mean those amounts listed in table 4 below.

为本商业合作安排之目的，就每一车型而言的单车成本费及降低的单车成本费指下表四所列金额。

Table 4 表4

[***]

APPENDIX III: POLESTAR CODE OF CONDUCT FOR BUSINESS PARTNERS

附件三：极星业务伙伴行为准则

[***]